September 30, 2004


Via Facsimile (404) 572-6999 and U.S. Mail

Katherine M. Koops, Esq.
Powell, Goldstein, Frazer & Murphy
191 Peachtree Street, N.E., 16th Floor
Atlanta, GA  30303

RE:	Georgian Bancorporation, Inc.
      Schedule 13E-3; file no. 5-80014
      Schedule 14A; file no. 0-50717
      Filed August 31, 2004

      Form 8-K; file no. 0-50717
      Filed August 25, 2004

Dear Ms. Koops:

      We have the following comments on the above-referenced filings.

Schedule 13E-3

1. Revise your Schedule 13E-3 to include Georgian Interim
Corporation as a filing person or advise us of the basis for your belief that the merger subsidiary is not "engaged" in the Rule 13e-3 transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Also note that each filing person has a separate filing, disclosure, and dissemination obligation under Rule 13e-3. For example, you will need to include a statement as to whether Georgian Interim Corporation and Messrs. Teel, Barber and Ekern believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.
See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and
Question & Answer No. 5 of Exchange Act Release No. 34-17719
(April 13, 1981). As another example, you will need to provide disclosure pertaining to their purposes and reasons for the transaction and any alternatives they considered pursuant to Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A.

2. Either here or in the proxy statement, ensure that you provide all of the disclosure regarding the company`s plans as required by
Item 1006(c)(1-8) of Regulation M-A.  If a specific item contained in
(c)(1-8) is inapplicable or the answer is in the negative, revise
Item 6 of the Schedule 13E-3 to so state.

Schedule 14A

3. Revise the first page of the disclosure document that will be sent to security holders and the form of proxy to state that they are preliminary copies. Refer to Rule 14a-6(e)(1).

4. Furnish the information required to be in the proxy statement by
Item 1(c) of Schedule 14A and Rule 14a-5(e).

Important Notices

5. Please revise the third paragraph to state that you may be required to file and disseminate revised materials for any material changes to the information presented in the document, and not just those changes that are fundamental.

Alternatives Considered, page 8

6. We note your disclosure that the company would incur significantly increased transaction costs if it had proceeded with a reverse stock split instead of the merger. Please quantify the difference in funds that would have been required by a reverse split from those that will be required to conduct the merger.

7. When the board first began discussing the going private transaction due to the increasing reporting and compliance expenses, did it consider any ways to reduce expenses other than going private? If so, identify the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A.

8. Revise the discussion under "Sale of the Company" to disclose the basis for the board`s claim that a potential acquiror would likely offer to shareholders a consideration value that "would not reflect an appropriate return on their investment." Also revise to clarify the status of the company`s stage of growth and implementation of its business plan to assist the reader in understanding why a sale would be "detrimental to [y]our ability to serve [y]our target markets."

Background of the Reorganization, page 9

9. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

* who first proposed the possibility of going private and when this occurred;
* the substance of management discussions regarding the evaluation of various transactional alternatives;
* how the board selected a $15 per share price following Southard Financial`s indication that $14.25 was the fair market value; and
* how and when the executive officers and directors indicated their intent to vote in favor of the merger.

Reasons for the Reorganization, page 10

10. Given that several of the factors you list as contributing to the decision to take the company private, such as limited liquidity and inability to utilize stock as a source of financing, appear to have existed for several years and since the Sarbanes-Oxley Act was enacted nearly two years ago, revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company`s operating history. See Item 1013(c) of Regulation M-A. Particularly address the timing of the going private transaction in light of the information appearing in Southard Financial`s fairness opinion that divluges management`s Expectation that earnings in 2004 and 2005 will be "substantially above historical levels."

11. Provide a break down of the $275,000 per year expected cost savings, to the extent possible, by quantifying the savings for each type of expense discussed. Also quantify the amount of time management devotes to compliance with the federal securities laws, to the extent practicable.

12. We note you anticipate incurring total expenses of approximately $3.8 million to complete this transaction and that one of the primary purposes for engaging in the transaction is the cost savings of approximately $275,000 per year. Please explain what consideration the board gave to the fact that it will take approximately 14 years to recoup the value of the initial expense.

Effects of the Reorganization on Georgian, page 11

13. While you provide separate sections to discuss the effects of the transaction on the company and its affiliates, you do not provide equally prominent discussions of the effects on the unaffiliated shareholders who will receive cash in the merger and unaffiliated shareholders who will retain their investment in the company.
Revise to include a reasonably detailed discussion of both the benefits and detriments of the reorganization to each group of unaffiliated shareholders in accordance with Instruction 2 to Item 1013 of Regulation M-A.

Effects of the Reorganization on Affiliates, page 12

14. Describe the effects of the transaction on Messrs. Teel, Barber and Ekern`s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Federal Income Tax Consequences of the Reorganization, page 13

15. Please eliminate the language that the discussion "is a general summary" or "is intended only as a summary." We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

16. Revise to discuss the federal tax consequences of the Rule
13e-3 transaction on the company, Messrs. Teel, Barber and Ekern and all other shareholders who will retain shares after the reorganization. See Item 1013(d) of Regulation M-A.

Recommendation of the Board; Fairness of the Reorganization, page
16

17. Generally, your discussion of the factors listed in Item 1014 of Regulation M-A should only address substantive and procedural fairness to unaffiliated shareholders, and not all shareholders generally. See Item 1014(a) of Regulation M-A and Question and
Answer No. 19 in Exchange Act Release No. 34-17719 and revise accordingly. In addition, revise to separately address substantive and procedural fairness to unaffiliated shareholders who will retain their interest in the company from those who will not.

18. Revise the reference at the top of page 18 to "the average trading price for 2004" in light of your earlier disclosure that the last known trading price for your common stock was from September 2003.

19. Explain how the board evaluated the merger consideration in relation to the company`s going concern value pursuant to Instruction 2(v) to Item 1014 of Regulation M-A. To the extent the board is relying on the analysis of Southard Financial to satisfy it requirement to evaluate going concern value, then the board must specifically adopt the advisor`s analysis and conclusion as its own.

20. Revise the penultimate paragraph on page 18 to clarify why the board believes that liquidation value is not a relevant measure of the company`s valuation. For example, how does liquidation value relate to the board`s conclusion about book value? Why did the board determine not to evaluate liquidation value given its inability to assure that the liquidation value would not produce a higher valuation than going concern value? Please also note that your assertion that a liquidation is not a feasible alternative does not provide an adequate explanation for why liquidation value is not relevant. In this regard, please refer to Question and Answer No.
20 of Exchange Act Release No. 34-17719 ("...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

21. Clearly state that the board did not consider firm offers in accordance with Instruction 2(viii) of Regulation M-A because there were none.

22. Revise your discussion of procedural fairness to clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and (d) of Regulation M-A. Address this point in light of the fact that all of the company`s management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reorganization, reject other alternatives and set the price to be paid in the transaction.

Opinion of Independent Financial Advisor, page 20

23. On a supplemental basis, provide us with a copy of Southard
Financial`s engagement letter with the company.

24. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Southard Financial during the board`s evaluation of the transaction and file any written materials, such as the underlying valuation report, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of
Regulation M-A.

25. Revise to indicate whether Southard Financial recommended the amount of consideration to be paid in the going private transaction. Refer to Item 1015(b)(5) of Regulation M-A.

26. On the top of page 22 you state that the advisor`s fairness opinion is "directed to the Georgian Board only." This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor`s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

27. Disclose all of the financial forecasts that management provided to Southard Financial or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

28. Revise to include a more detailed summary of the analyses the advisor performed, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made. In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate.

29. Under the analyses of market value and recent control bank transactions, disclose the specific comparable transactions considered and the corresponding announcement dates. Clarify which of the transactions involved going private. For transactions that did not involve going private, briefly explain why the advisor considered them to be comparable.

30. Clarify how Southard Financial derived the fair value of $14.25 from the various methodologies. For instance, quantify the weights assigned to the various methodologies to arrive at the combined value of Georgian Bank and disclose the total value of Georgian after adding its other assets. Also explain why the advisor deemed it appropriate to calculate fair value on a fully diluted basis though the company`s outstanding stock options and warrants will remain outstanding after the reorganization.

31. Please revise the discussion of the discounted cash flow analysis to disclose the following:

* why a 5% to 10% earnings growth rate and a 12% to 16% discount rate were used (for example, do they correspond to the general industry averages?);
* how the estimated earnings growth rate differs from the company`s historical growth rate; and
* the dividend payout ratio and terminal value estimated for purposes of this analysis.

32. Please expand your summary of Southard Financial`s fairness opinion to include a more detailed explanation of how it determined that the consideration was fair to those shareholders who will retain their equity investment in the company.

Procedures for Voting by Proxy, page 27

33. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph accordingly. Also ensure that the proxy card includes this language.

Solicitation of Proxies, page 28

34. We note that proxies may be solicited by personal interview, telephone, fax or "otherwise." Please advise us of the other means by which proxies may be solicited and confirm, if true, that proxies will not be solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

Exchange of Stock Certificates for Cash, page 30

35. Please revise to disclose the approximate length of time between the effective date of the merger and the date on which shareholders will receive their cash payments.

Source of Funds and Expenses, page 31

36. Your response to Item 10 of the Schedule 13E-3 indicates that you will amend the document to file any loan agreements when they become available. Confirm to us that when you secure the necessary financing, you will also file revised materials to provide all of the information relating to borrowed funds pursuant to Item 1007(b) and (d) of Regulation M-A, such as the material terms and conditions to the financing and any plans to repay the loan.

Stock Ownership by Affiliates, page 39

37. Per Instruction 2 to Item 1008(a) of Regulation M-A, provide the required stock ownership information as of the most recent date practicable.

Selected Historical Consolidated Financial Data, page 45

38. Disclose the ratio of earnings to fixed charges in accordance with Item 1010(c)(4) of Regulation M-A.

Documents Incorporated by Reference, page 52

39. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Form 8-K

40. We note your reference to forward-looking statements "as defined in Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995" in your press release dated August 25, 2004.
The safe harbor protections for forward-looking statements contained In the federal securities laws do not apply to statements made in connection with a going private transaction. See Section
21E(b)(1)(E) of the Securities Exchange Act of 1934. Please refrain from referring to the safe harbor provisions in any other future written communications relating to this transaction.

Closing Information

      As appropriate, please revise the proxy materials and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions